Issuer Free Writing Prospectus dated February 24, 2012

Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-179663

Issuer:	Range Resources Corporation

Guarantors:

American Energy Systems, LLC

Energy Assets Operating Company, LLC

Range Energy Services Company, LLC

Range Operating New Mexico, LLC

Range Production Company

Range Resources — Appalachia, LLC

Range Resources — Midcontinent, LLC

Range Resources — Pine Mountain, Inc.

Range Texas Production, LLC

Security Description:	Senior Subordinated Notes

Distribution:	SEC Registered

Face:	$600,000,000

Gross Proceeds:	$600,000,000
Net Proceeds: (after deducting discounts to the underwriters and estimated expenses of the offering)	$589,000,000

Coupon:	5.000%

Maturity:	August 15, 2022

Offering Price:	100%

Yield to Maturity:	5.000%

Spread to Treasury:	301 basis points

Benchmark:	UST 2.00% due February 15, 2022

Interest Pay Dates:	February 15th and August 15th

Beginning:	August 15, 2012

Clawback:	Up to 35% at 105.000

Until:	February 15, 2015

Optional Redemption:	Makewhole call @ T+50bps prior to February 15, 2017, then:

	On or after:	Price:

	February 15, 2017	102.500%
	February 15, 2018	101.667%
	February 15, 2019	100.833%
	February 15, 2020 and thereafter	100.000%

Change of Control:	Put @ 101% of principal plus accrued and unpaid interest

Trade Date:	February 24, 2012

Settlement Date:	(T+10)	March 9, 2012

CUSIP:		75281A AN9

ISIN:		US75281AAN90
Bookrunners:
Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC Wells Fargo Securities, LLC Barclays Capital Inc. Deutsche Bank Securities Inc.
Co-Managers:

Credit Suisse Securities (USA) LLC

RBC Capital Markets, LLC

Credit Agricole Securities (USA) Inc.

Citigroup Global Markets Inc.

BMO Capital Markets Corp.

SunTrust Robinson Humphrey, Inc.

UBS Securities LLC

BNP Paribas Securities Corp.

BOSC, Inc.

Capital One Southcoast, Inc.

Comerica Securities, Inc.

KeyBanc Capital Markets Inc.

Lloyds Securities Inc.

Mitsubishi UFJ Securities (USA), Inc.

Natixis Securities Americas LLC

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

U.S. Bancorp Investments, Inc.

Additional Information:

We estimate that the net proceeds from this offering (after deducting discounts to the underwriters and estimated expenses of the offering) will be approximately $589.0 million.

At the year ended December 31, 2011, on an as adjusted basis to give effect to this offering and the application of the estimated net proceeds, we had a total capitalization of $4,780 million, total long-term debt of $2,388 million, including $600 million of indebtedness associated with our new senior subordinated notes and cash and cash equivalents of $402.1 million. This information supplements the information contained in the capitalization table under the column heading “As adjusted” on page S-26 of the preliminary prospectus supplement.

The issuer has filed a registration statement including a prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request them by calling BofA Merrill Lynch at 1-800-294-1322.

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